EXHIBIT 99.11
EDC Reports Business Volumes of $38.2 Billion for First Half of 2009
(OTTAWA) — September 10, 2009 — Export Development Canada (EDC) today announced its business volume in the first half of this year reached $38.2 billion, an increase of $2.5 billion over the same period in 2008.
The increase in volume, which can be attributed to the impact of a weakening Canadian dollar, was achieved despite a 24 per cent drop in Canadian export trade in the first six months of 2009. The Canadian dollar averaged 83 cents against the USD for the first six months of 2009, compared to 99 cents for the same period last year.
“EDC has faced an unprecedented demand for our products and services, which began in mid-2008 and carried through this year,” said Eric Siegel, President and CEO of EDC. “Our volume demonstrates that we are continuing to ensure Canadian exporters and investors have access to credit through challenging credit conditions.”
Already more than 7,530 exporters and investors used EDC’s products or services through June 30, 2009, compared to 8,300 in all of 2008.
At mid-year, EDC’s cumulative export trade business volume in emerging markets reached $8.4 billion, including $885 million in India; $707 million in China; $661 million in Brazil; $443 million in Mexico; and $230 million in Russia and the Commonwealth of Independent States (CIS).
Companies in Western Canada accounted for $14 billion of EDC’s total business volume, or 37 per cent, followed by Quebec at $11.7 billion (31 per cent); Ontario at $11.3 billion (30 per cent); and Atlantic Canada at $835 million (2 per cent).
As a result of the global economic environment, the risk in EDC’s loans and insurance portfolios has increased. Accordingly, EDC has set aside more provisions for credit losses and claims related expenses for the first half of 2009 compared to the same period in 2008.
EDC’s provision charge increased to $264 million for the first half of 2009 from $94 million for the same period in 2008. Claims related expenses of $202 million were $175 million higher than the first six months of 2008. The increase was primarily due to an increased allowance for claims on insurance and higher claim payments.
This has resulted in a net loss of $147 million for the first half of 2009 compared to a net income of $202 million for the same period in 2008.
Other key financial results include:
•	Total assets at June 2009 were $33.9 billion, a 31 per cent increase from the same point in 2008. The majority of this growth can be attributed to the growth in EDC’s loans portfolio and to the weakening Canadian dollar (the vast majority of EDC’s transactions are in U.S. dollars);

•	Total paid-in capital, retained earnings, and allowances at June 30, 2009 were $9.8 billion;
•	The total allowance for loan-related losses and insurance claims at June 30, 2009 was $3.6 billion;
•	Impaired loans increased to $1,014 million at June 30, 2009 compared to $759 million a year ago. As a percentage of gross loans receivable, impaired loans remained constant at 3.4 per cent; and
•	The number of insurance claims paid increased by 79 per cent in the first six months of 2009, to 1,246 from 696. The dollar value of those claims was $76 million, compared to $33 million for the same period last year.
EDC is Canada’s export credit agency, offering innovative commercial solutions to help Canadian exporters and investors expand their international business. EDC’s knowledge and partnerships are used by more than 8,300 Canadian companies and their global customers in up to 200 markets worldwide each year. EDC is financially self-sustaining, a recognized leader in financial reporting and economic analysis, and has been recognized as one of Canada’s Top 100 Employers for eight consecutive years.

Media contact:
Phil Taylor
Export Development Canada
Tel: (613) 598-2904
Blackberry: ptaylor@edc.ca
Date Modified: 2009-09-10